November 6, 2014

Board of Directors

Hertz Global Holdings, Inc.

999 Vanderbilt Beach Road, 3rd floor

Naples, FL 34108

c/o: Linda Fayne Levinson, Independent Non-Executive Chair of the Board

Ladies & Gentlemen,

JANA Partners LLC (“we” or “us”) beneficially owns approximately 7% of the outstanding shares of Hertz Global Holdings, Inc. (“Hertz” or the “Company”). We are writing to memorialize and supplement our recent conversations with members of the Board of Directors (the “Board”). As you know, we believe the CEO succession question currently facing the Board is of vital importance and that the time to make a decision is long overdue. Over the years shareholders have endured accounting issues, the mishandled integration of Dollar Thrifty Automotive Group (“Dollar Thrifty”), a disruptive headquarters relocation to a less talent-rich location for limited benefit, an inability to forecast and communicate with Wall Street, operational missteps in Hertz’s equipment rental business, and operational issues with fleet management, service quality and pricing discipline. Shareholders have also suffered from Hertz’s significant share price underperformance compared to its closest rental car industry peer (Avis) and closest equipment rental peer (United Rentals), as set forth below.

Total Shareholder Returns (through November 4, 2014)
	1-year	3-year	5-year
Hertz	(12%)	75%	135%
Avis	73%	304%	509%
United Rentals	66%	346%	1,082%

The Board now has the opportunity to finally unlock Hertz’s enormous value creation potential and to regain the Company’s lost credibility with investors, but doing so will require choosing a CEO who is a proven value creator in the car rental industry and has the necessary skills and experience. That is why we, and most other shareholders and analysts with whom we have spoken, firmly believe that former Dollar Thrifty CEO Scott Thompson is the clear choice. Hertz’s next CEO must be able to fully address the following issues, and we believe Mr. Thompson has more than demonstrated he is capable of doing so.

  Fleet Management: Mr. Thompson has repeatedly demonstrated his ability in managing fleet costs. As CEO of Dollar Thrifty and a founder and CFO of Group 1 Automotive, he had extensive experience negotiating both retail and wholesale automotive purchases from all the major world-wide OEMs. In fact, by negotiating better pricing, maximizing the useful life of each vehicle and employing disciplined selling, Mr. Thompson took Dollar Thrifty’s annual fleet costs from the highest among its publicly-traded peers to the lowest, despite Dollar Thrifty being the smallest company in this group.

  Pricing: Mr. Thompson has shown a deep understanding of rental car industry dynamics and the strategies of his competitors in his approach to pricing. He has long demonstrated a commitment to price over volume, noting for years at Dollar Thrifty that he was focused on profitable revenue growth, taking the bold step of raising prices more than any of his competitors in 2009 despite declines in volume, and walking away from tour accounts rather than sacrifice price, all of which translated to significant value creation over the long-term.
  Accounting: While no CEO can undo the errors of Hertz’s past, Mr. Thompson is well-suited to help clean up the fallout. As a CPA and former public company CFO, as well as the former CEO of Dollar Thrifty, he has a detailed understanding of rental car industry accounting. He can also manage rebuilding tasks such as managing lender groups, having taken the reins of Dollar Thrifty when it was teetering on the edge of bankruptcy.
  Recruiting and Retaining Talent: Mr. Thompson has shown a clear capacity for team-building both as a founder of Group 1 Automotive and as CEO of Dollar Thrifty, where he recruited and retained key talent and where our diligence shows he was well-liked by employees. Many of Hertz’s employees are also former employees of Dollar Thrifty, which was acquired by Hertz in 2012, meaning Mr. Thompson is already well-known to a significant percentage of the Company’s work force.
  Customer & Brand Perception: Hertz is facing service issues which we believe have resulted from poor systems integration and suboptimal fleet deployment. Mr. Thompson has a demonstrated track record of improving service levels and can begin to immediately address these issues which, if left to fester, may begin to impair the Company’s brand.
  Systems: While not as complex as the systems integration currently being pursued by Hertz, Mr. Thompson has experience overseeing systems integration at Group 1 Automotive, which was built through acquisitions and where the systems group was under his oversight, and at Dollar Thrifty, which began to upgrade its systems and introduced a new counter system prior to being acquired by Hertz.
  Restoring Credibility with Investors: Few executives in any industry have generated as much shareholder value creation as CEO as Mr. Thompson did at Dollar Thrifty, where he generated an annualized return of approximately 200%, and we believe Dollar Thrifty shareholders largely credit him for turning the business around and realizing an attractive outcome for shareholders.

We believe that the Board may have reservations about Mr. Thompson given that the Dollar Thrifty transaction was largely perceived as a significant victory for Dollar Thrifty shareholders which came at the expense of Hertz. We fail to see, however, how Mr. Thompson’s determined and successful efforts to deliver maximum value for his shareholders at Dollar Thrifty can be seen as anything other than an overwhelming positive; this quality is in fact exactly what Hertz shareholders want in a new CEO. We also understand that the Board may believe that Mr. Thompson has “campaigned” for the job. While we have seen no evidence of this, and in fact we initiated contact with him about the position rather than vice versa, it also strikes us as entirely misguided to consider enthusiasm for the job as anything other than a positive factor.

We appreciate that the Board has included Mr. Thompson in the search process. However, this does not change the fact that this process has dragged on for nearly two months as the Company’s share price has continued to deteriorate, while all this time the Board has had a clear and obvious choice in Mr. Thompson, who is already widely favored by shareholders. We acknowledge that we have not met with any of the other candidates you may be considering, and therefore it is possible that the Board has identified a candidate who satisfies the criteria we have laid out even more fully than Mr. Thompson. If so, the Board should appoint that person now. If not, it is time to appoint Mr. Thompson immediately.

Sincerely,

 /s/ Barry Rosenstein

Barry Rosenstein

Managing Partner

JANA Partners LLC